EXHIBIT 99.1

News Release dated July 23, 2014, Suncor Energy to release second quarter 2014 financial results

Media Advisory

FOR IMMEDIATE RELEASE

Suncor Energy to release second quarter 2014 financial results

Calgary, Alberta (July 23, 2014) – Suncor Energy will release its second quarter financial results on Wednesday, July 30, 2014 at 8:00 p.m. MT (10:00 p.m. ET).

Following the release, a teleconference to review the second quarter will be held at 7:30 a.m. MT (9:30 a.m. ET) on Thursday, July 31, 2014. Representing management will be Steve Williams, president and chief executive officer, Steve Reynish,  executive vice president, Strategy and Corporate Development, and Alister Cowan, executive vice president and chief financial officer. A question and answer period will follow brief remarks from management. Steve Douglas, vice president, Investor Relations will host the call.

To participate in the teleconference:

•                 if calling from North America: 1 800-565-0813

•                 if calling from outside North America: +1 416-340-8527

To participate in the conference via webcast, go to suncor.com/webcasts.

An archive of the conference call will be available until Aug. 7, 2014.

To access the archive:

•                 from North America: 1 800-408-3053 (pass code: 4490093)

•                 from outside North America: +1 905-694-9451 (pass code: 4490093)

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy visit our web site at suncor.com, follow us on Twitter @SuncorEnergy, read our blog, OSQAR or come and See what Yes can do.

Investor inquiries:

800-558-9071

invest@suncor.com

Media inquiries:

403-296-4000

media@suncor.com

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
suncor.com